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Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2018 SECOND QUARTER RESULTS

July 31, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three and six month periods ended June 30, 2018.

"Granite continues to make significant progress towards diversifying and enhancing the quality of its real estate portfolio through the thoughtful deployment of its balance sheet and selective dispositions. As a result, Granite is well-positioned for continued success under Kevan Gorrie's leadership, as Granite moves into the next chapter in its evolution. Kevan is a proven leader who brings a broad range of experience in all aspects of the industrial asset class and, in particular, logistics and e-commerce applications which makes him a great fit for Granite and its management team," commented Michael Forsayeth, Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period ended June 30, 2018, including events subsequent to the quarter, are set out below:

  •
  Granite's revenue was $62.1 million in the second quarter of 2018 compared to $60.5 million in the prior year period;

  •
  Funds from operations ("FFO")(1) was $37.6 million ($0.82 per unit) in the second quarter of 2018 and includes a $1.9 million ($0.04 per unit) foreign exchange loss on US dollar cash proceeds from the sale of three special purpose properties in January 2018 compared to $31.6 million ($0.67 per unit) in the second quarter of 2017, which included $5.9 million ($0.12 per unit) of costs in connection with the 2017 proxy contest;

  •
  Adjusted funds from operations ("AFFO")(2) was $29.4 million ($0.64 per unit) in the second quarter of 2018 and includes a $5.9 million increase in capital expenditures paid relating to improvement projects at properties in Novi, Michigan and Olive Branch, Mississippi that were re-leased to non-Magna tenants in the first quarter of 2018. AFFO was $32.5 million ($0.69 per unit) in the second quarter of 2017;

  •
  Granite acquired five warehouse and logistics properties in the United States having a total gross leasable area of 4.2 million square feet during the quarter and, on July 12, 2018, acquired a 0.7 million square foot property in Germany. The total purchase price for these six properties excluding transaction costs was $426.4 million. Together these properties have an average in-going yield of 5.9% and a weighted average lease term of 7.2 years as at the dates of acquisition. To facilitate an intended expansion of 0.3 million square feet at an acquired property, Granite has committed to invest an incremental US$ 17.7 million;

  •
  On July 18, 2018, Granite sold a 0.3 million square foot investment property in Tillsonburg, Ontario for $7.2 million. Granite has five other non-core properties with an aggregate value of $334.2 million, representing 1.8 million square feet of leasable area located in Canada, the United States and Germany, that are expected to be sold during the third quarter of 2018. These include Granite's remaining two special purpose properties in the United States for which subsidiaries of Magna International Inc. have exercised their rights of first refusal to acquire them. The total sales price of approximately $341.4 million for these six properties represents $65.1 million, or $1.42 per stapled unit, in excess of the reported values in the 2018 first quarter. The six properties contribute approximately $23.0 million in annual revenue;

  •
  As a result of the increase in taxable income generated by the transactions completed in the 2018 year-to-date and those anticipated to be completed during the remainder of 2018, Granite expects to make a special distribution to unitholders in accordance with its Declaration of Trust. The amount and form of consideration of such special distribution will be determined later in the year and will be dependent upon, among other, the actual taxable income generated for the entire current year. Granite anticipates declaring any such special distribution on or before December 31, 2018;

  •
  On July 31, 2018, Kevan Gorrie was appointed President and Chief Executive Officer and also appointed to Granite's boards of directors and trustees, all effective August 1, 2018. On July 31, 2018, Michael Forsayeth, who is retiring at the end of the third quarter as previously announced, resigned as Granite's Chief Executive Officer and from the boards of directors and trustees, effective August 1, 2018; and

  •
  At Granite's annual general meeting of unitholders, Jennifer Warren was elected to Granite's boards of directors and trustees bringing each boards' size to nine members.

Financial, Operating and Property Highlights

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2018	2017	2018	2017
Revenue(3)	$62.1	$60.5	$123.8	$121.3
Net income	$149.2	$42.8	$221.6	$73.1
Funds from operations ("FFO")(1)	$37.6	$31.6	$88.7	$71.2
Adjusted funds from operations ("AFFO")(2)	$29.4	$32.5	$60.5	$72.8
Diluted FFO per stapled unit(1)	$0.82	$0.67	$1.93	$1.51
Diluted AFFO per stapled unit(2)	$0.64	$0.69	$1.32	$1.54

As at June 30 and December 31,	2018	2017
Fair value of investment properties(4)	$3,031.2	$2,733.6
Properties held for sale(4)	$341.4	$391.4
Cash and cash equivalents	$50.1	$69.0
Total debt	$817.6	$741.4
Number of income-producing properties(4)	84	84
Gross leasable area ("GLA"), square feet(4)	31.8	29.1
Occupancy, by GLA(4)	97.3%	98.4%
Weighted average lease term, in years by GLA(4)	5.9	5.9

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended June 30, 2018, revenue increased by $1.6 million to $62.1 million from $60.5 million in the second quarter of 2017. The increase in revenue was primarily due to acquisitions, leasing activity and contractual rent increases, partially offset by a decrease in revenue from property disposals.

For the six month period ended June 30, 2018, revenue increased by $2.5 million to $123.8 million from $121.3 million in the prior year period. The increase in revenue was primarily due to acquisitions, favourable foreign exchange rates, leasing activity, contractual rent increases and a lease termination and close-out fee, partially offset by a decrease in revenue from property disposals and vacancies.

Granite's net income in the second quarter of 2018 was $149.2 million compared to $42.8 million for the second quarter of 2017. For the six month period ended June 30, 2018, net income was $221.6 million compared to $73.1 million in the prior year period. Net income increased by $106.4 million and $148.5 million in the three and six month periods ended June 30, 2018, respectively, mainly from net fair value gains on investment properties.

FFO for the second quarter of 2018 was $37.6 million compared to $31.6 million in the prior year period. The $6.0 million increase in FFO was largely as a result of the proxy contest expenses of $5.9 million incurred in connection with the June 2017 annual general meeting in the prior year period.

FFO for the six months ended June 30, 2018 was $88.7 million compared to $71.2 million in the prior year period. The $17.5 million increase in FFO was primarily related to the significant foreign exchange gain on US dollar cash proceeds from the sale of three properties in January 2018, the proxy contest expenses incurred in the prior year period and the increase in revenue as noted previously.

AFFO for the second quarter of 2018 was $29.4 million compared to $32.5 million in the prior year period. The net $3.1 million decrease in AFFO was primarily due to improvement capital expenditures and leasing commissions paid, partially offset by the increase in FFO noted above.

AFFO for the six months ended June 30, 2018 was $60.5 million compared to $72.8 million in the prior year period. The net $12.3 million decrease in AFFO is primarily due to payments made in connection with improvement capital expenditures, a tenant incentive allowance and leasing commissions, partially offset by the increase in FFO noted above.

A more detailed discussion of Granite's combined financial results for the three and six month periods ended June 30, 2018 and 2017 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Wednesday, August 1, 2018 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-682-8124. Overseas callers should use +1-416-981-9073. Please call in at least 10 minutes prior to start time. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21892504) and the rebroadcast will be available until Wednesday, August 15, 2018.

OTHER INFORMATION

Additional property statistics as at June 30, 2018 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 90 rental income properties representing approximately 34 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to replace the revenue from recently sold properties; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; the payment of and form of consideration of the expected special distribution; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Readers are cautioned that certain terms used in this press release such as FFO, AFFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(3)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS" in Granite's MD&A).

(4)
Six investment properties located in Canada, the United States and Germany were classified as assets held for sale on the combined financial statements at June 30, 2018, one of which was sold in July 2018. Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31,

  2017 and were subsequently sold in January 2018. Accordingly, references to investment properties and related property metrics exclude these properties that were classified as assets held for sale.

		Three Months Ended June 30,		Six Months Ended June 30,
Reconciliation of FFO and AFFO to Net Income Attributable to Stapled Unitholders (in millions, except per unit amounts)		2018	2017	2018	2017
Net income attributable to stapled unitholders		$149.2	$42.9	$221.5	$73.1
Add (deduct):
Fair value gains on investment properties, net		(127.9)	(17.2)	(160.2)	(9.9)
Fair value losses (gains) on financial instruments		(1.4)	0.7	0.5	1.4
Acquisition transaction costs		1.6	—	1.7	—
Loss on sale of investment properties		0.1	—	1.2	—
Other income — settlement award		(2.3)	—	(2.3)	—
Current income tax expense associated with the sale of an investment property		0.2	—	0.2	—
Deferred income tax expense		18.1	5.2	26.1	6.6

FFO	[A]	$37.6	$31.6	$88.7	$71.2
Add (deduct):
Maintenance or improvement capital expenditures paid		(6.2)	(0.3)	(15.0)	(0.8)
Leasing commissions paid		(2.3)	—	(4.0)	(0.1)
Tenant incentives paid		(0.2)	(0.3)	(9.2)	(0.5)
Tenant incentive amortization		1.3	1.4	2.7	2.7
Straight-line rent amortization		(0.8)	0.1	(2.7)	0.3

AFFO	[B]	$29.4	$32.5	$60.5	$72.8
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.82	$0.67	$1.93	$1.51

Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.64	$0.69	$1.32	$1.54

Basic weighted average number of stapled units	[C]	45.8	47.1	46.0	47.1

Diluted weighted average number of stapled units	[D]	45.8	47.2	46.1	47.2

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HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
CONFERENCE CALL
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS